Exhibit 12.1

ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2011
and the year to date September 30, 2012

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2007	2008	2009	2010	2011	2012
------------------------------Thousands of Dollars-------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$961,653	$1,017,634	$1,088,238	$1,203,742	$1,219,603	$1,010,614
Distributed income of equity investees	1,321	3,915	0	2,486	7,371	5,866
Interest expense, net of amounts capitalized	273,737	278,917	298,495	303,165	298,934	217,415
Interest component of rental expense	45,982	43,572	39,442	23,094	18,573	16,682
AFUDC - Debt funds	17,961	20,215	33,112	13,992	8,751	4,822
Earnings as defined	$1,300,654	$1,364,253	$1,459,287	$1,546,479	$1,553,232	$1,255,399

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$248,854	$262,963	$287,066	$287,075	$279,880	$202,481
Interest on affiliated loans	15,013	11,340	10,291	7,196	7,119	5,653
Interest on interim obligations	1,915	1,070	69	15	44	9
Amort of debt disc, premium and expense, net	14,454	11,688	11,050	10,368	9,437	7,239
Other interest charges	11,462	12,071	23,131	12,503	11,205	6,855
Interest component of rental expense	45,982	43,572	39,442	23,094	18,573	16,682
Fixed charges as defined	$337,680	$342,704	$371,049	$340,251	$326,258	$238,919

RATIO OF EARNINGS TO FIXED CHARGES	3.85	3.98	3.93	4.55	4.76	5.25